[LETTERHEAD OF DIASENSE, INC.]

October 10, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

ATTENTION: Tom Jones

     RE: Diasense, Inc.
         Revised Information Statement
         Filed July 20, 2007
         File No. 0-26504

Dear Mr. Jones,

     This letter is in response to your letter of August 8, 2007, regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. For your convenience, we are also forwarding a marked copy of the Revised Information Statement being filed by the Company.

     1.   The information statement was not sent to shareholders.

Reasons for the Reverse Stock Split of our Common Stock, Page 4

     2. We have revised the disclosure to reflect that the stock trades infrequently and has a minimal value as opposed to "no value", thus making the statement regarding proportionate increase in value generally correct.

     3. As previously indicated in our correspondence to you, the determination of the reverse split ratio was arrived at by determining the number of shareholders management felt would make the Company a more attractive merger candidate and arithmetic calculations were employed to arrive at the ratio for the reverse split. As a result of the reverse split the number of shareholders was reduced to 525 as indicated in the revised information statement.

     4. We determined that there will be 1,463 outstanding shares and the increase in number of available shares by arithmetic calculations. As a result of the reverse split with payment for fractional shares, the number of outstanding shares will be reduced to 1,463. Since there were 22,105,051 shares outstanding as of the Record Date and only 1,463 after the reverse split, the difference or 22,103,588 shares will become available for issuance.

     5.   The   Information   Statement   has  been   revised  to  provide  this
          information.

Securities and Exchange Commission
Page 2
10/10/2007


PROPOSAL 2

     6. The Information Statement has been revised to respond to the first two sentences of this comment. As to the third sentence of this section, we believe no response is required as the previously contemplated reverse split did not occur.

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Diasense, Inc.

By: /s/ Glenn A. Little
   -------------------------------
   Glenn A. Little, President